# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEWTEKONE, INC., CIK 0001587987
CUSIP: 652526203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4800 T Rex Avenue, Suite 120, Boca Raton, Florida (FL), 33431
Date of event which requires filing of this statement: 09/16/2025
Filed by CIK 0001853178
Persons authorized to receive notices and communications: James Murphy, Four Radnor Corporate Center, 100 Matsonford Road Suite 210, Radnor, Pennsylvania (PA), 19087, (215) 399-4650

## Reporting persons
- Patriot Financial Partners IV, L.P. (CIK 0001853178): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,307,692; sole dispositive power 0; shared dispositive power 2,307,692; aggregate amount beneficially owned 2,307,692 (8.06% of the class)
  Comment: This calculation is based on 26,317,000 shares of Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on August 8, 2025, plus the 2,307,692 shares of Common Stock of the Issuer issued to Patriot Financial Partners IV, L.P. and Patriot Financial Partners Parallel IV, L.P. on September 16, 2025.
- Patriot Financial Partners Parallel IV, L.P. (CIK 0001929137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,307,692; sole dispositive power 0; shared dispositive power 2,307,692; aggregate amount beneficially owned 2,307,692 (8.06% of the class)
  Comment: This calculation is based on 26,317,000 shares of Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on August 8, 2025, plus the 2,307,692 shares of Common Stock of the Issuer issued to Patriot Financial Partners IV, L.P. and Patriot Financial Partners Parallel IV, L.P. on September 16, 2025.
- Patriot Financial Partners GP IV, L.P. (CIK 0002079602): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,307,692; sole dispositive power 0; shared dispositive power 2,307,692; aggregate amount beneficially owned 2,307,692 (8.06% of the class)
  Comment: This calculation is based on 26,317,000 shares of Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on August 8, 2025, plus the 2,307,692 shares of Common Stock of the Issuer issued to Patriot Financial Partners IV, L.P. and Patriot Financial Partners Parallel IV, L.P. on September 16, 2025.
- Patriot Financial Partners GP IV, LLC (CIK 0002079603): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,307,692; sole dispositive power 0; shared dispositive power 2,307,692; aggregate amount beneficially owned 2,307,692 (8.06% of the class)
  Comment: This calculation is based on 26,317,000 shares of Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on August 8, 2025, plus the 2,307,692 shares of Common Stock of the Issuer issued to Patriot Financial Partners IV, L.P. and Patriot Financial Partners Parallel IV, L.P. on September 16, 2025.
- W. Kirk Wycoff (CIK 0000949197): type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,307,692; sole dispositive power 0; shared dispositive power 2,307,692; aggregate amount beneficially owned 2,307,692 (8.06% of the class)
  Comment: This calculation is based on 26,317,000 shares of Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on August 8, 2025, plus the 2,307,692 shares of Common Stock of the Issuer issued to Patriot Financial Partners IV, L.P. and Patriot Financial Partners Parallel IV, L.P. on September 16, 2025.
- James F. Deutsch (CIK 0001561111): type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,307,692; sole dispositive power 0; shared dispositive power 2,307,692; aggregate amount beneficially owned 2,307,692 (8.06% of the class)
  Comment: This calculation is based on 26,317,000 shares of Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Form 10-Q filed on August 8, 2025, plus the 2,307,692 shares of Common Stock of the Issuer issued to Patriot Financial Partners IV, L.P. and Patriot Financial Partners Parallel IV, L.P. on September 16, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: NEWTEKONE, INC.
Address of issuer's principal executive offices: 4800 T Rex Avenue, Suite 120, Boca Raton, Florida (FL), 33431

## Item 2. Identity and Background
Name of person filing:
The following are members of the Patriot Financial Group:

Patriot Financial Partners IV, L.P. a Delaware limited partnership ("Patriot Fund IV");

Patriot Financial Partners Parallel IV, L.P. a Delaware limited partnership ("Patriot Fund Parallel IV");

Patriot Financial Partners IV GP, L.P., a Delaware limited partnership and the general partner of Patriot Fund IV ("Patriot IV GP");

Patriot Financial Partners IV GP, LLC, a Delaware limited liability company and general partner of Patriot IV GP ("Patriot IV LLC"); and

W. Kirk Wycoff and James F. Deutsch, each of whom serve as general partners of Patriot Fund IV, Patriot Fund Parallel IV, and Patriot IV GP, are members of Patriot IV LLC, are members of the investment committee of Patriot Fund IV.
Residence or business address: The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners IV, L.P., 100 Matsonford Road, Suite 210, Radnor, Pennsylvania 19087.
Present principal occupation or employment:
Patriot Fund IV is a private equity fund focused on investing in community banks and financial service-related companies throughout the United States. Patriot Fund Parallel IV is a parallel private equity fund to Patriot Fund IV. The principal business of Patriot IV GP is to serve as the general partner of and to manage Fund IV Funds. The principal business of Patriot IV LLC is to serve as the general partner of and to manage Patriot GP IV.

The principal employment of Messrs. Wycoff and Deutsch is investment management with Patriot Fund IV, Patriot Fund Parallel IV, Patriot IV GP and Patriot IV LLC, as well as other "Patriot Financial Partners" entities and funds.
Criminal convictions in the last five years: During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Patriot Fund IV used working capital to fund the purchase of shares of Common Stock of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
Patriot Fund IV acquired shares of the Company (the "Acquired Shares") for investment purposes. Except as otherwise described herein or in Item 6 below, no member of the Patriot Financial Group has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the limitations imposed by applicable federal and state securities laws, Patriot Financial Group may dispose of the Acquired Shares from time to time, subject to market conditions and other investment considerations, and may cause the Acquired Shares to be distributed in kind to investors. To the extent permitted by applicable bank regulatory limitations, each member of the Patriot Financial Group may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such member of the Patriot Financial Group and/or investment considerations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Sole Power to Shared Power to
Amount Sole Power to Shared Power Dispose or to Dispose or
Beneficially Percent of Vote or Direct to Vote or Direct the Direct the
Entity Owned Class the Vote Direct the Vote Disposition Disposition
Patriot Fund IV 2,307,692 8.06% 0 2,307,692 0 2,307,692
Patriot Fund Parallel IV 2,307,692 8.06% 0 2,307,692 0 2,307,692
Patriot IV GP 2,307,692 8.06% 0 2,307,692 0 2,307,692
Patriot IV LLC 2,307,692 8.06% 0 2,307,692 0 2,307,692
W. Kirk Wycoff 2,307,692 8.06% 0 2,307,692 0 2,307,692
James F. Deutsch 2,307,692 8.06% 0 2,307,692 0 2,307,692
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) immediately above.
Transactions in the class effected during the past sixty days: On September 16, 2025, the Issuer entered into a Securities Purchase and Exchange Agreement (the "Purchase and Exchange Agreement") with Patriot Fund IV and Patriot Fund Parallel IV (together, "Patriot"). Pursuant to the Purchase and Exchange Agreement, Patriot and the Issuer agreed that in exchange for (i) all of the 20,000 outstanding shares of the Issuer's Series A Convertible Preferred Stock originally issued to Patriot for an aggregate purchase price of $20 million and (ii) $10 million in cash, the Issuer issued to Patriot 2,307,692 shares of the Company's Common Stock.
Other persons with the right to receive dividends or sale proceeds: Other than the Patriot Financial Group, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement, dated as of September 22, 2025, by and among Patriot Financial Partners IV, L.P., Patriot Financial Partners Parallel IV, L.P., Patriot Financial Partners GP IV, L.P., Patriot Financial Partners GP IV, LLC, W. Kirk Wycoff and James F. Deutsch, attached hereto as Exhibit 1.

## Signatures
- Patriot Financial Partners IV, L.P.: /s/W. Kirk Wycoff, Member of Patriot Financial Partners GP IV, LLC, the general partner of Patriot Financial Partners GP IV, L.P., the general partner of Patriot Financi (09/22/2025)
- Patriot Financial Partners Parallel IV, L.P.: /s/W. Kirk Wycoff, Member of Patriot Financial Partners GP IV, LLC, the general partner of Patriot Financial Partners GP IV, L.P., the general partner of Patriot Financi (09/22/2025)
- Patriot Financial Partners GP IV, L.P.: /s/W. Kirk Wycoff, Member of Patriot Financial Partners GP IV, LLC., the general partner of Patriot Financial Partners GP IV, L.P. (09/22/2025)
- Patriot Financial Partners GP IV, LLC: /s/W. Kirk Wycoff, Member (09/22/2025)
- W. Kirk Wycoff: /s/W. Kirk Wycoff, W. Kirk Wycoff, individually (09/22/2025)
- James F. Deutsch: /s/James F. Deutsch, James F. Deutsch, individually (09/22/2025)